ANNOUNCEMENT TO THE MARKET

Itaúsa, Itaú Unibanco and Duratex again selected as components of BM&FBovespa’s (ISE) Corporate Sustainability Index

Itaúsa – Investimentos Itaú S.A. (for the 7th year) and Itaú Unibanco Holding S.A. (for the 9th consecutive year) are pleased to announce that they have again been selected as components of BM&FBovespa’s Corporate Sustainability Index for 2014.

Duratex S.A., an Itaúsa conglomerate member company, has also been included in this stringent list for the 6th consecutive year.

The new portfolio is made up of 51 shares of 40 companies, representing 18 sectors with an aggregate market value of R$ 1.14 trillion, equivalent to 47.16% of the total market capitalization of BM&FBovespa-listed companies (as of November 26, 2013). The new portfolio will be effective from January 6, 2014 through January 2, 2015.

Created in 2005 by BM&FBovespa in partnership with FGV - EAESP, the Corporate Sustainability Stock Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions. The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business métier.

Similar to the Dow Jones Sustainability Stock Index, the components of the ISE portfolio are reviewed annually based on the results of a careful and specific evaluation methodology. This methodology is designed to provide a comprehensive assessment of different aspects of sustainability, such as environmental, social and economic-financial elements.

The participation of Itaúsa and Itaú Unibanco in the ISE reflects their long-term commitment to ethical business conduct, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is critical to maintaining sustained and directed growth to create value both for our shareholders and for society over the next few years.

In an effort to reinforce their commitment to transparency, Itaúsa, Itaú Unibanco Holding and Duratex have elected to disclose their responses to the ISE questionnaire (available at: www.isebvmf.com.br starting in December 2013).

São Paulo, November 29, 2013.

HENRI PENCHAS Investor Relations Officer Itaúsa – Investimentos Itaú S.A.	ALFREDO EGYDIO SETUBAL Investor Relations Officer Itaú Unibanco Holding S.A.